SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34893

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Standard Bank, PaSB 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Standard AVB Financial Corp.
2640 Monroeville Boulevard
Monroeville, Pennsylvania 15146

SUMMARY ANNUAL REPORT FOR STANDARD BANK, PASB 401(K) PLAN

This is a summary of the annual report for the Standard Bank, PaSB 401(k) Plan (Employer Identification Number 25-0814030, Plan Number 003) for the plan year 01/01/2017 through 12/31/2017. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $510,535. These expenses included $44,164 in administrative expenses and $465,046 in benefits paid to participants and beneficiaries, $0 in certain deemed and/or corrective distributions, and $1,325 in other expenses. A total of 155 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $14,327,667 as of the end of the plan year, compared to $7,614,855 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $6,712,812. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $2,483,975, including employer contributions of $231,256, employee contributions of $487,851, other contributions/other income of $44,958 and earnings from investments of $1,719,910.

Information Regarding Plan Assets

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 01/01/2017 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500 were actually held by the plan.

At the end of the plan year, the plan had qualifying plan assets at the following institution(s):

   Reliance Trust Company $11,743,680

The plan receives year-end statements from these regulated financial institutions that confirm the above information.

The remainder of the plan's assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually, qualifying employer securities and loans to participants and other qualifying assets.

Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements. If you want to examine or get copies of the financial institution year-end statements, please contact Timothy K. Zimmerman, who is a representative of the plan administrator, at 2640 Monroeville Boulevard, Monroeville, PA 15146 and phone number, 412-856-0363.

     If you are unable to obtain or examine copies of the regulated financial institution statements, you may contact the regional office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 866-444-EBSA (3272). A listing of EBSA regional offices can be found at http://www.dol.gov/ebsa.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report.

1.	Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call the office of Timothy K. Zimmerman, who is a representative of the plan administrator, at 2640 Monroeville Boulevard, Monroeville, PA 15146 and phone number, 412-856-0363.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and li abilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: 2640 Monroeville Boulevard, Monroeville, PA 15146, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STANDARD BANK, PaSB 401(k) PLAN

Date: June 13, 2018	By:	/s/ Susan Parente
Susan Parente
Executive Vice President and Chief Financial Officer